UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: August 29, 2008                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                  JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Tumi Resources Limited for the six months ended June 30, 2008, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                     JUNE 30,      DECEMBER 31,
                                                       2008            2007
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             1,117,136       2,091,592
Amounts receivable                                      116,768         143,966
Prepaids                                                 11,783           9,601
                                                   ------------    ------------
                                                      1,245,687       2,245,159

PROPERTY AND EQUIPMENT (NOTE 3)                         196,449         201,307

MINERAL RESOURCE INTERESTS (NOTE 4)                   5,061,187       4,359,737

OTHER                                                    14,908           6,742
                                                   ------------    ------------
                                                      6,518,231       6,812,945
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                163,485         240,940
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 5)                               13,379,705      13,379,705

CONTRIBUTED SURPLUS (NOTE 7)                          1,794,204       1,609,804

DEFICIT                                              (8,819,163)     (8,417,504)
                                                   ------------    ------------
                                                      6,354,746       6,572,005
                                                   ------------    ------------
                                                      6,518,231       6,812,945
                                                   ============    ============

NATURE OF OPERATIONS (NOTE 1)


APPROVED BY THE DIRECTORS

/s/ DAVID HENSTRIDGE  , Director
----------------------

/s/ NICK DEMARE       , Director
----------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
   INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                    THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2008            2007            2008            2007
                                                         $               $               $               $

EXPENSES

Accounting and administration                            13,250          13,000          21,300          18,100
Amortization                                              2,639           2,641           5,278           5,280
Audit                                                    42,213          32,194          42,213          32,194
Consulting                                                3,000           3,037           6,950           6,112
Corporate development                                         -           8,878           1,117          10,263
General exploration                                      (2,587)         46,836          65,355         110,668
Investment conferences                                    1,887           2,147           4,848           3,979
Investor relations                                       15,000          15,000          30,000          30,000
Legal                                                     6,347           5,244          10,364           7,267
Management fees                                          13,386           7,815          27,204          16,837
Office                                                    4,829           7,497           9,264          11,741
Regulatory                                                5,395           4,408           7,045           5,583
Rent                                                      1,350           1,350           2,700           2,700
Salaries and benefits                                     6,450           6,891          13,350           8,393
Shareholder costs                                         2,574           2,164           3,759           3,699
Stock-based compensation (Note 6)                       183,275         199,600         184,400         213,400
Transfer agent                                            2,110           3,183           3,045           4,332
Travel and related                                        4,333           6,918          21,212          17,694
                                                   ------------    ------------    ------------    ------------
                                                        305,451         368,803         459,404         508,242
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (305,451)       (368,803)       (459,404)       (508,242)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                30,127          20,940          48,162          49,139
Foreign exchange                                             72         (32,449)          9,583         (31,781)
Write-off of mineral resource interests                       -         (14,123)              -         (14,123)
                                                   ------------    ------------    ------------    ------------
                                                         30,199         (25,632)         57,745           3,235
                                                   ------------    ------------    ------------    ------------
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD             (275,252)       (394,435)       (401,659)       (505,007)

DEFICIT - BEGINNING OF PERIOD                        (8,543,911)     (7,795,242)     (8,417,504)     (7,684,670)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (8,819,163)     (8,189,677)     (8,819,163)     (8,189,677)
                                                   ============    ============    ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.01)         ($0.02)         $(0.01)         ($0.02)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING - BASIC AND DILUTED                   27,795,706       25,488,958     27,795,706      25,418,968
                                                   ============    ============    ============    ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                    THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2008            2007            2008            2007
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (275,252)       (394,435)       (401,659)       (505,007)
Adjustment for items not involving cash
   Amortization                                           2,639           2,641           5,278           5,280
   Stock-based compensation                             183,275         199,600         184,400         213,400
   Write-off of mineral resource interests                    -          14,123               -          14,123
                                                   ------------    ------------    ------------    ------------
                                                        (89,338)       (178,071)       (211,981)       (272,204)
Decrease (increase) in amounts receivable                62,695         (24,299)         27,198         (52,954)
Decrease (increase) in prepaids                             563          (6,991)         (2,182)          3,030
Increase (decrease) in accounts payable
   and accrued liabilities                              (16,749)         67,073         (72,270)         (9,776)
                                                   ------------    ------------    ------------    ------------
                                                        (42,829)       (142,288)       (259,235)       (331,904)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests             (408,509)       (536,293)       (694,115)     (1,005,493)
Purchases of property and equipment                     (12,940)         (4,306)        (12,940)         (4,306)
Purchase of other assets                                      -               -          (8,166)              -
                                                   ------------    ------------    ------------    ------------
                                                       (421,449)       (540,599)       (715,221)     (1,009,799)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITY

Issuance of common shares                                     -         141,000               -         141,000
                                                   ------------    ------------    ------------    ------------
DECREASE IN CASH AND CASH EQUIVALENTS
- DURING THE PERIOD                                    (464,278)       (541,887)       (974,456)     (1,200,703)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD       1,581,414       2,240,145       2,091,592       2,898,961
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF PERIOD             1,117,136       1,698,258       1,117,136       1,698,258
                                                   ============    ============    ============    ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                    142,136         208,481         142,136         208,481
Short-term investment                                   975,000       1,489,777         975,000       1,489,777
                                                   ------------    ------------    ------------    ------------
                                                      1,117,136       1,698,258       1,117,136       1,698,258
                                                   ============    ============    ============    ============



SUPPLEMENTAL CASH FLOW INFORMATION - Note 10


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company currently engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       PROPERTY AND EQUIPMENT
                                                     JUNE 30,      DECEMBER 31,
                                                       2008            2007
                                                         $               $

         Condominium                                    132,840         132,840
         Office furniture and equipment                  49,268          36,328
         Vehicles                                       121,680         121,680
                                                   ------------    ------------
                                                        303,788         290,848
         Less accumulated amortization                 (107,339)        (89,541)
                                                   ------------    ------------
                                                        196,449         201,307
                                                   ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       MINERAL RESOURCE INTERESTS



                                           JUNE 30, 2008                             DECEMBER 31, 2007
                             ------------------------------------------   ------------------------------------------
                             ACQUISITION    EXPLORATION                   ACQUISITION    EXPLORATION
                                COSTS       EXPENDITURES       TOTAL         COSTS       EXPENDITURES       TOTAL
                                  $              $               $             $              $               $

         Mexico
            La Trini (a)          586,272      1,369,113      1,955,385        586,272      1,347,777      1,934,049
            Sonora (b)             81,305      1,567,168      1,648,473         81,305      1,275,330      1,356,635
         Sweden
            Bergslagen (c)        247,954      1,209,375      1,457,329        234,488        834,565      1,069,053
                             ------------   ------------   ------------   ------------   ------------   ------------
                                  915,531      4,145,656      5,061,187        902,065      3,457,672      4,359,737
                             ============   ============   ============   ============   ============   ============

         (a)      La Trini, Mexico

                  The Company acquired a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project covers 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

                  The vendor has retained a 1% net smelter return royalty ("NSR") and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

         (b)      Sonora, Mexico

                  As at June 30, 2008, the Company maintains a portfolio of eight mineral claims covering approximately 99,600 hectares, located in Sonora State, Mexico.

                  On June 1, 2007, the Company signed a letter agreement with Minera Genminmex S.A. ("Genminmex"). Under the terms of the letter agreement, Genminmex may earn a 60% interest in two exploration concessions covering the Batamote 1 and 2 located in Sonora, Mexico by incurring expenditures of US$2,000,000 over five years. Upon earning the 60% interest, Genminmex may earn an additional 10% interest by incurring an additional US $3,000,000 over seven years or completing a final feasibility study.

         (c)      Bergslagen District, Sweden

                  The Company has acquired, through staking, mineral concessions in Sweden. As at June 30, 2008, the Company maintains 15 exploration projects covering approximately 15,253 hectares, located in the Bergslagen District in south-central Sweden.

         (d) By agreement dated April 28, 2008, the Company entered into an agreement with Goldsearch Limited ("Goldsearch"), a publicly traded company on the Australian Stock Exchange, whereby Goldsearch was granted an option to earn an undivided 70% interest in the Company's Jugansbo, Sala 4, Kobergs and Hallefors mineral concessions, covering approximately 2,965 hectares in the Bergslagen District, Sweden, by incurring a total of Euros 1,000,000 on exploration expenditures by April 28, 2011, with Euros 100,000 incurred by April 28, 2009 and cumulative expenditures of Euros 300,000 by April 28, 2010.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value

         Issued:                                           JUNE 30, 2008                 DECEMBER 31, 2007
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                27,795,706      13,379,705      25,347,597      11,798,414
                                                   ------------    ------------    ------------    ------------
         Issued during the period

         For cash
            private placement                                 -               -       2,100,000       1,512,000
            exercise of stock options                         -               -          90,000          45,000
            exercise of warrants                              -               -         147,500         118,000
            exercise of agent's warrants                      -               -          56,000          44,800
         Reallocation from contributed
            surplus on exercise of options                    -               -               -          11,207
         Reallocation from contributed surplus
            on exercise of agent's warrants                   -               -               -          21,840
         For agent and finder's fees                          -               -          40,790          26,666
         For mineral properties                               -               -          13,819           8,706
                                                   ------------    ------------    ------------    ------------
                                                              -               -       2,448,109       1,788,219
         Less share issue costs                               -               -               -       (206,928)
                                                   ------------    ------------    ------------    ------------
                                                              -               -       2,448,109       1,581,291
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                     27,795,706      13,379,705      27,795,706      13,379,705
                                                   ============    ============    ============    ============


         A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at June 30, 2008 and 2007 and the changes for the six months ended on those dates is as follows:


                                                         SIX MONTHS ENDED                SIX MONTHS ENDED
                                                           JUNE 30, 2008                   JUNE 30, 2007
                                                   ----------------------------    ----------------------------
                                                                      WEIGHTED                        WEIGHTED
                                                                       AVERAGE                         AVERAGE
                                                                      EXERCISE                        EXERCISE
                                                       NUMBER          PRICE          NUMBER           PRICE
                                                                         $                               $

         Balance, beginning of period                 4,801,893         0.82          3,804,998         0.80

         Exercised                                            -           -            (120,000)        0.80
         Expired                                       (419,998)        0.80                  -          -
                                                   ------------                    ------------
         Balance, end of period                       4,381,895         0.83          3,684,998         0.80
                                                   ============                    ============


         The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding at June 30, 2008:

             NUMBER              EXERCISE PRICE         EXPIRY DATE
                                      $

            1,680,750                0.80               October 28, 2008
            1,200,395                0.90               October 23, 2008
            1,500,750                0.80               November 17, 2008
         ------------
            4,801,893
         ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       SHARE CAPITAL (continued)

         During the six months ended June 30, 2008, the Company extended the expiry terms of certain of its outstanding warrants, whereby the terms of 1,680,750 warrants have been extended from April 28, 2008 to October 28, 2008, and the expiry of 1,500,750 warrants have been extended from May 17, 2008 to November 17, 2008.


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During the six months ended June 30, 2008, the Company recorded $1,750 (2007 - $nil) compensation expense for options which had vested during the period. During the six months ended June 30, 2008, the Company granted 950,600 (2007 - 435,000) stock options to the Company's employees, directors and consultants and recorded compensation expense of $182,650 (2007 - $213,400).

         The fair value of stock options is estimated using the Black-Scholes option pricing model with the following assumptions used for the granting and vesting made during the six months ended June 30, 2008 and 2007:
                                        SIX MONTHS ENDED       SIX MONTHS ENDED
                                          JUNE 30, 2008         JUNE 30, 2007

         Risk-free interest rate          2.76% - 3.22%          3.97% - 4.05%
         Estimated volatility               72% - 79%                 78%
         Expected life                  2 years - 3 years           3 years
         Expected dividend yield                0%                     0%

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at June 30, 2008 and 2007, and the changes for the six month period ended on those dates is as follows:

                                                         SIX MONTHS ENDED                SIX MONTHS ENDED
                                                          JUNE 30, 2008                   JUNE 30, 2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                         WEIGHTED
                                                                      AVERAGE                          AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS         EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING         PRICE
                                                                         $                                $

         Balance, beginning of period                 2,355,000         0.56          2,260,000          0.51
         Granted                                        950,600         0.50            435,000          0.77
         Exercised                                            -          -              (90,000)         0.50
         Cancelled / expired                           (710,600)        0.50            (50,000)         0.61
                                                   ------------                    ------------
         Balance, end of period                       2,595,000         0.56          2,555,000          0.56
                                                   ============                    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The following table summarizes information about the stock options outstanding and exercisable at June 30, 2008:

             NUMBER             NUMBER         EXERCISE
          OUTSTANDING        EXERCISABLE         PRICE        EXPIRY DATE
                                                    $

              171,000            171,000          0.30        July 20, 2008
              538,000            538,000          0.50        January 16, 2009
               70,000             70,000          0.61        April 28, 2009
              365,400            365,400          0.62        May 19, 2009
               75,000             75,000          0.62        September 20, 2009
               50,000             50,000          0.60        February 7, 2010
              375,000            375,000          0.80        June 12, 2010
              950,600            730,600          0.50        April 9, 2011
         ------------       ------------
            2,595,000          2,375,000
         ============       ============


7.       CONTRIBUTED SURPLUS

         Contributed surplus for the six months ended June 30, 2008 and 2007, is comprised of the following:

                                                     SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------
                                                       2008            2007
                                                         $               $

         Balance, beginning of period                 1,609,804       1,385,723

         Stock-based compensation on
            options (Note 6)                            184,400         213,400
         Stock options exercised                              -         (11,207)
                                                   ------------    ------------
         Balance, end of period                       1,794,204       1,587,916
                                                   ============    ============


8.       RELATED PARTY TRANSACTIONS

         During the six months ended June 30, 2008, the Company:

         i) incurred $24,000 (2007 - $26,800) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company;

         ii) incurred $48,000 (2007 - $48,000) for management services provided by the President of the Company. Of this amount, $20,796 (2007 - $31,163) has been capitalized as geological costs in mineral resource interests and $27,204 (2007 - $16,837) expensed as management fees;

         iii) received $3,050 (2007 - $3,285) in other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $12,000 (2007 - $12,000) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common; and

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



8.       RELATED PARTY TRANSACTIONS (continued)

         iv) was charged $46,204 (2007 - $nil) by Mawson Resources Limited ("Mawson") for shared office personnel and other costs. Mawson is a public company with certain common directors.

         As at June 30, 2008, $23,000 (2007 - $nil) remained outstanding and has been included in accounts payable and accrued liabilities.

         Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.


9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Sweden. The Company also owns a condominium in Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results.

         The Company's total assets are segmented geographically as follows:


                                                                     JUNE 30, 2008
                                       ----------------------------------------------------------------------------
                                           CANADA         MEXICO           PERU           SWEDEN           TOTAL
                                             $               $               $               $               $

         Current assets                   1,007,896         116,147               -         121,644       1,245,687
         Property and equipment               5,397          55,088         106,267          29,697         196,449
         Mineral resource interests               -       3,603,858               -       1,457,329       5,061,187
         Other assets                             -               -               -          14,908          14,908
                                       ------------    ------------    ------------    ------------    ------------
                                          1,013,293       3,775,093         106,267       1,623,578       6,518,231
                                       ============    ============    ============    ============    ============


                                                                   DECEMBER 31, 2007
                                       ----------------------------------------------------------------------------
                                           CANADA         MEXICO           PERU           SWEDEN           TOTAL
                                             $               $               $               $               $

         Current assets                   1,951,025         145,983               -         148,151       2,245,159
         Property and equipment               7,353          51,165         109,589          33,200         201,307
         Mineral resource interests               -       3,290,684               -       1,069,053       4,359,737
         Other assets                             -               -               -           6,742           6,742
                                       ------------    ------------    ------------    ------------    ------------
                                          1,958,378       3,487,832         109,589       1,257,146       6,812,945
                                       ============    ============    ============    ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



10.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company for the six months ended June 30, 2008 and 2007, as follows:

                                                     SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------
                                                       2008            2007
                                                         $               $

         OPERATING ACTIVITY

         Increase in accounts payable and accrued
            liabilities                                  94,076               -
                                                   ============    ============

         INVESTING ACTIVITY

         Expenditures on mineral resource interests     (94,076)         (8,706)
                                                   ============    ============

         FINANCING ACTIVITY

         Contributed surplus                                  -         (11,207)
         Shares issued for mineral resource
            interests                                         -           8,706
         Shares issued for non-cash consideration             -          11,207
                                                   ------------    ------------
                                                              -           8,706
                                                   ============    ============


11.      FINANCIAL INSTRUMENTS

         Financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities.

         (a)      Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The maximum potential loss on all financial instruments is equal to the carrying value of these items.

         (b)      Fair Value of Financial Instruments

                  The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are believed to equal their carrying value due to their short terms to maturity.

         (c)      Foreign Currency Risk

                  The Company is subject to foreign exchange rate risk as certain of the Company's subsidiaries and operations incur transactions and have assets and liabilities denominated in currencies other that the Company's functional currency, which is the Canadian dollar.

                                                                      SCHEDULE I

                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS




                                                                                                    YEAR ENDED
                                                                                                   DECEMBER 31,
                                                  SIX MONTHS ENDED JUNE 30, 2008                       2007
                                   ------------------------------------------------------------    ------------
                                              MEXICO                  SWEDEN
                                   ----------------------------    ------------
                                         LA                         BERGSLAGEN
                                       TRINI          SONORA         DISTRICT          TOTAL           TOTAL
                                         $               $               $               $               $

BALANCE - BEGINNING OF PERIOD         1,934,049       1,356,635       1,069,053       4,359,737       2,368,283
                                   ------------    ------------    ------------    ------------    ------------

COSTS INCURRED DURING PERIOD

EXPLORATION

Airborne survey                               -               -           5,493           5,493          95,005
Amortization                                  -           7,652           4,868          12,520          27,528
Assays                                    1,553           2,992           6,942          11,487          69,750
Assay preparation                             -           3,373               -           3,373          20,315
Camp costs                                    -           5,800               -           5,800          38,924
Consulting                                    -          35,493          18,997          54,490         121,636
Database                                      -               -           1,450           1,450           1,535
Drilling                                      -               -         197,710         197,710         434,562
Equipment rental                              -               -               -               -          25,305
Exploration site costs                    4,275          53,663          20,493          78,431         114,076
Field workers                                 -          12,313               -          12,313          43,461
Fuel                                          -          13,500           1,119          14,619          39,415
Geochemical                                   -               -               -               -           4,519
Geological                                5,480           5,918          24,663          36,061         109,141
Geophysical                                   -               -               -               -          20,825
Maps                                          -               -           2,621           2,621           7,157
Property holding costs                        -          30,056               -          30,056         129,766
Repair and maintenance                        -           8,799               -           8,799          17,909
Salaries and benefits                    10,028         112,279          81,464         203,771         424,904
Travel                                        -               -           8,990           8,990          39,471
                                   ------------    ------------    ------------    ------------    ------------
                                         21,336         291,838         374,810         687,984       1,785,204
                                   ------------    ------------    ------------    ------------    ------------
ACQUISITION

Cash payments                                 -               -               -               -         229,399
Issuance of shares                            -               -               -               -           8,706
Staking and related costs                     -               -          13,466          13,466          10,041
                                   ------------    ------------    ------------    ------------    ------------
                                              -               -          13,466          13,466         248,146
                                   ------------    ------------    ------------    ------------    ------------
                                         21,336         291,838         388,276         701,450       2,033,350
                                   ------------    ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-OFFS             1,955,385       1,648,473       1,457,329       5,061,187       4,401,633

WRITE-OFFS                                    -               -               -               -         (41,896)
                                   ------------    ------------    ------------    ------------    ------------
BALANCE - END OF PERIOD               1,955,385       1,648,473       1,457,329       5,061,187       4,359,737
                                   ============    ============    ============    ============    ============


                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at August 26, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended
June 30, 2008 of Tumi Resources Limited (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a junior mineral exploration company primarily engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the
Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS UPDATE

MEXICO

The Company has the 100% rights to nine properties located in the Mexican states of Jalisco and Sonora and covering approximately 100,000 hectares. There are three high priority projects which will be the focus of the Company's immediate ongoing Mexican exploration program, these projects are as follows:

LA TRINI

Between December 2005 and early February 2006, the La Trini geochemical control grid was extended a further 700m west of the drilled area. This grid was used for soil/rock chip sampling and geological mapping. The results of the geochemical survey demonstrated that the silver/gold mineralized zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5km.

In August 2005, the Company finalized an initial drill program at La Trini. The reverse circulation drill program consisted of 15 drill holes to target the core anomalous zone along a strike length of 200m and centered on the anomalous geochemistry and underground workings. The drill holes ranged in depth from 48m to 148m and totalled 1,344m.

In March 2007, the Company completed a phase-two reverse circulation drill program at La Trini; 20 drill holes were completed totalling 2,768m. The Company's phase-two drill program was focused on better defining the mineralized core zone and establishing where future detailed drilling should occur.

Drilling, coupled with the surface and underground sampling programs in and adjacent to the main target area has defined a 400m long northerly trending mineralized zone. The zone is 200m wide and remains open down-dip to the north. Within this zone there appears to be a higher grade corridor along the eastern edge, possibly adjacent to a major fault zone. Selected intervals from both drill programs within the higher grade zone include: TRRC 6 (18.3m at 3.1 g/t Au and 150 g/t Ag), TRRC 9 (6.1m at 1.1 g/t Au and 201 g/t Ag), TRRC 10 (10.1m at
1.6 g/t Au and 130 g/t Ag), TRRC 11 (5.1m at 5 g/t Au and 184 g/t Ag) and TRRC 32 (24.4m grading 6.4 g/t Au and 1,629 g/t Ag).

The results from TRRC 32 have identified an exploration target which requires immediate further drill testing. The Company is planning a phase three program of closely spaced drilling to define the size and orientation of this high-grade zone further, and to define the extent of the main zone.

In October 2007, the Company completed a Phase 3 reverse circulation drill program at La Trini. Fifteen drill holes were completed totalling 2,331.5m. Three holes were drilled at 25m spacing around the high grade mineralization found in drill hole TRRC32; eleven holes were drilled on a 50m by 50m drill pattern to infill the mineralized zone over an area of about 200m by 250m, and one hole was drilled to the NE obliquely to the mineralized zone, to intersect what may be the fault controlling the limit of mineralization to the east.

At the completion of analyses of all Phase 3 drill holes, a resource calculation was undertaken which has increased the historical resources by about 25%. The calculation was undertaken by an independent qualified geologist in keeping with NI43-101 requirements. Current resources are:

---------------------------------------------------------------------------------------------
 CATEGORY     AG CUT-OFF    TONNES     AVG. GRADE   AVG. GRADE    TROY OUNCES    TROY OUNCES
                (G/T)                   AG (G/T)     AU (G/T)     AG/SHORT TON   AU/SHORT TON
---------------------------------------------------------------------------------------------

Indicated         30      1,661,359       121.3        0.88            3.54         0.026
---------------------------------------------------------------------------------------------
Inferred          30        192,880        98.6        0.92            2.88         0.027
---------------------------------------------------------------------------------------------

BATAMOTE

This property, located in northern Sonora, is underlain by geology that has some similarities to the Phoenix property, and it contains several small artesanal mine workings along highly altered structures, presumably mined for gold and silver. This large concession lies a few kilometres west of the advanced stage El Chanate gold deposit.

During May 2007, the Company announced that the Batamote concessions had been farmed out to Minera Genminmex S.A. who has the right to earn a 70% interest by spending US $5 million over six years.

EL COLORADO

The area is located approximately 45 km southeast of Hermosillo, central Sonora, Mexico and covers an area of 21,062 hectares. The El Colorado licence area abuts the northern boundary of the claims covering the now closed La Colorada Mine, previously operated by Eldorado Gold Corporation. The La Colorada Mine opened in 1994 and was reported to produce up to 65,000 ozs of gold per year from an open-pit, heap-leach operation, before it was closed in 2001. Hematite alteration, strongly visible and associated with the rocks inside the La Colorada Mine, continues to the north into the El Colorado claims owned by the Company. The exploration target within the El Colorado licence is a large, low grade precious metal system similar to the style of mineralization found at La Colorada, La Herradura, La Choya and San Francisco mines. Also, within the boundaries of the Company's claim exist two smaller properties, owned by third parties, overlying skarn deposits that are reported to have produced up to kg-levels per tonne of silver mineralization.

A regional stream sediment geochemical survey has been completed with 810 collected and analysed for 30 elements using the ICP method. Field follow-up of anomalies discovered by the survey has commenced. The Company is focussed on a red soil area exceeding five kms long by 1 km wide where anomalous silver values are found in the soil. Detailed soil sampling, mapping and rock chip sampling of outcrops in the zone of interest is continuing.

SWEDEN

Research for new silver projects took the Company to the Bergslagen District in Sweden. Bergslagen lies immediately to the northwest of Stockholm and covers an area of approximately 200km east-west by 150km north-south. Bergslagen is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metals and silver.

The Company has staked seventeen properties totalling 21,212 hectares in Bergslagen where three projects are undergoing detailed exploration:

SALA

Sala, now a historical mine site, was Europe's largest silver producer since the 16th Century. Production ceased in the early part of the 20th Century. Historical records show it was likely that in excess of 200 million ounces of silver were recovered from Sala with grades as high as 7,000 g/t.

Over the last year at Sala, the Company has completed a literature search of all historical data from the area, detailed ground mapping and 44 line-kms of detailed ground EM covering the old mine and surrounding prospective ground. As a result of this work a drill target has been defined immediately to the west of and parallel to the old mine and extending to the southwest. The potential target strike length is about one kilometre. There is evidence of old drill holes in this area; no information about these holes has been found in the public domain.

An initial diamond drilling program has been approved by the Swedish authorities. The Company signed a drill contract with Drill Skill AB of Sweden to undertake a minimum 2,000m diamond drill program at the Sala property. The program commenced in February and was completed in July. Ten diamond drill holes were completed totalling 2,282.3m.

On July 16, 2008, the Company announced the assay results of the first diamond drill hole at the Sala silver-zinc-lead project. The first hole intersected a 75m wide zone of highly anomalous zinc mineralization. Within this zone, semimassive and stringer type sphalerite mineralization occur together with galena and unidentified silver minerals in three bands of up to 6.6m width.

The drill program has delineated a highly mineralized zone exceeding 800m in length, and after the completion of the Phase 1 drill program, the zone remains open along strike as well as towards depth. The deepest hole (08-003) intersected the mineralization between 394 and 461m depth. Core from this section has been split and prepared and is currently being assayed by IPL Laboratories in Vancouver, B.C., Canada. The mineralization has also been intersected in holes 08-004, 08-006 and 08-008 at a distance of up to 500m along strike from the initial intersection in hole 08-001.

TOMTEBO

Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-17th century producing ores containing copper, zinc, silver and gold. Following an airborne electromagnetic ("EM") survey completed last autumn, flown along lines spaced 100m apart, the data has been reviewed, modelled and interpreted by an independent geophysicist in Australia. Numerous conductive zones were identified in the database; most were of "cultural" origin (powerlines, culverts, electric fences, buildings), but a few appear to be legitimate targets near the old workings at Tomtebo.

In December of 2007, the Company completed an induced polarization ("IP") survey covering an area of 1,000m by 800m centered on an airborne electromagnetic ("EM") anomaly located by the survey as worthy of follow-up. The IP survey supports the existence of the EM anomaly and, in addition, several previously unknown anomalies with high chargeability and low resistivity were detected.

A drill permit has been approved for an initial drill program at Tomtebo which will be undertaken as soon as practicable.

VITTURN

One of the better known historic mineral fields in the Bergslagen District is Stollberg where there are deep abandoned, base metal and silver mines. Numerous old mines and workings occur along this north-south trending belt over a distance of 12kms. At the northern end of the field the Company owns the Vitturn 1, 2 and 3 licences and believes the host mineral sequence may extend under till cover into this licence area. In order to test the theory, the Company has let a contract to SMOY of Finland for a gradient array IP survey totalling about 19 line kms over the zone of interest.

The induced polarization survey to test the Company's theory that the favourable mineral horizon extends northwards under till cover into Vitturn 1 and 2 was completed in June, 2008. An independent geophysicist has interpreted the results on behalf of the Company and has reported: "the data quality for the survey is of a very high standard with both the observed resistivity and chargeability data very coherent. The most obvious feature delineated by the data is the coincident high chargeable-low resistivity body that strikes in NNW orientation for approximately 400m. The correlation of the elevated chargeability and the low resistivity, with the good levels of data quality and the high coherency of the chargeability decays makes this a priority anomaly".

A drill permit has been approved for an initial drill program at Vitturn to test this anomaly which will be undertaken as soon as practicable.

The qualified person for all of the Company's projects is David Henstridge, a fellow of the Australasian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                            -----------------------   -------------------------------------------------   -----------------------
                                  FISCAL 2008                            FISCAL 2007                            FISCAL 2006
                            -----------------------   -------------------------------------------------   -----------------------
                              JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (305,451)    (153,953)     (47,793)    (140,330)    (368,803)    (139,439)     (65,909)    (167,141)
Other items                     30,199       27,546      (12,372)     (27,332)     (25,632)      28,867       46,339       28,271
Net income (loss)             (275,252)    (126,407)     (60,165)    (167,662)    (394,435)    (110,572)     (19,570)    (138,870)
Basic and diluted loss
   per share                     (0.01)       (0.00)       (0.00)       (0.01)       (0.02)       (0.00)       (0.00)       (0.01)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital              1,082,202    1,587,291    2,004,219    1,271,278    1,747,299    2,114,412    2,888,302    3,429,851
Total assets                 6,518,231    6,632,655    6,812,945    5,330,701    5,467,158    5,664,477    5,618,835    5,576,301
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            ----------   -------------------------------------------------   ------------------------------------

RESULTS OF OPERATIONS

During the six months ended June 30, 2008 (the "2008 period"), the Company incurred a loss of $401,659 ($0.01 per share), a decrease in loss of $103,348, compared to a loss of $505,007 ($0.02 per share) for the six months ended June 30, 2007 (the "2007 period"). The decrease in loss during the 2008 period is attributed to a decrease in stock-based compensation and general exploration costs and offset by a foreign exchange gain in the 2008 period.

General and administrative expenses decreased by $48,838 from $508,242 during the 2007 period to $459,404 during the 2008 period. Specific expenses of note are as follows:

- General exploration costs decreased by $45,313, from $110,668 during the 2007 period to $65,355 during the 2008 period. During the 2008 period, the Company incurred costs relating to the review of property interests and maintenance of mining offices in Sweden and Mexico. Fluctuations in general exploration is affected by allocations to direct property costs. In addition, there has been a decrease in exploration activities during the 2008 period compared to the 2007 period.

- The Company has been engaged in an ongoing program in communicating with its investors and investment community. The Company retained Mr. Nick Nicolaas to provide investor relations activities on behalf of the Company. Mr. Nicolaas' services are provided through his company, Mining Interactive Corp. During the 2008 period, the Company paid $30,000 (2007 - $30,000).

- Stock based compensation of $184,400 (2007 - $213,400) was recorded in the 2008 period relating to the granting and vesting of stock options.

- The Company incurred audit fees of $42,213 for the audit of the Company's year-end financial statements, an increase of $10,019 from $32,194 incurred in the 2007 period.

- Corporate development costs decreased by $9,146 from $10,263 in the 2007 period to $1,117 in the 2008 period. During the 2007 period, the Company participated in a short-term market awareness program. These programs were curtailed in the 2008 period.

During the 2008 period the Company reported $48,162 interest and other income compared to $49,139 during the 2007 period. Interest income of $25,508 (2007 - $45,854) was generated from short-term investments and other income of $13,540 (2007 - $3,285) from the rental of its condominium in Peru and recovery of expenses from prior year.

During the 2008 period the Company incurred $701,450 (2007 - $1,005,493) on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $388,276 on its Swedish properties, $313,174 on its Mexican Properties. See "Exploration Projects Update".

FINANCIAL CONDITION / CAPITAL RESOURCES

As at June 30, 2008, the Company had working capital of $1,082,202. The Company believes that it has sufficient financial resources to meet ongoing level of corporate activities for the ensuing year. However, the Company will need to raise additional financings to meet its planned exploration activities on all of its mineral resource interest projects. In addition, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise. In the event the Company does not raise additional financing it may be required to reduce planned exploration on certain of its mineral exploration properties.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2007.

CHANGES IN ACCOUNTING PRINCIPLES

The Company has no proposed changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended June 30, 2008, the Company:

i) incurred $24,000 (2007 - $26,800) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company;

ii) incurred $48,000 (2007 - $48,000) for management services provided by the President of the Company. Of this amount, $20,796 (2007 - $31,163) has been capitalized as geological costs in mineral resource interests and $27,204 (2007 - $16,837) expensed as management fees; and

iii) received $3,050 (2007 - $3,285) in other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $12,000 (2007 - $12,000) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). The Company was also charged $46,204 (2007 - $nil) by Mawson for shared personnel. Tinka and Mawson are public companies with certain directors in common; and

iv)      was  charged  $46,204  (2007  -  $nil)  by  Mawson  Resources   Limited
         ("Mawson") for shared office personnel and other costs. Mawson is a public company with certain common directors.

As at June 30, 2008, $23,000 (2007 - $nil) remained outstanding and has been included in accounts payable and accrued liabilities.

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's mineral properties are located in Mexico and Sweden and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (www.tumiresources.com) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas's services are provided through his company, Mining Interactive Corp. The arrangement may be cancelled by either party on 15 days notice. During the six months ended June 30, 2008, the Company paid $30,000 (2007 - $30,000).

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares with no par value. As at August 26, 2008, there were 27,795,706 outstanding common shares and 2,595,000 stock options outstanding with exercise prices ranging from $0.30 to $0.80 per share and 4,381,895 warrants outstanding with exercise prices ranging from $0.80 to $0.90 per share.

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, DAVID HENSTRIDGE, CHIEF EXECUTIVE OFFICER OF TUMI RESOURCES LIMITED, certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Tumi Resources Limited (the issuer) for the interim period ending June 30, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  August 29, 2008

/s/ DAVID HENSTRIDGE
-----------------------
David Henstridge
Chief Executive Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, DAVID HENSTRIDGE, PRESIDENT & CHIEF EXECUTIVE OFFICER OF TUMI RESOURCES LIMITED, AND PERFORMING SIMILAR FUNCTIONS TO THAT OF A CHIEF FINANCIAL OFFICER, certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Tumi Resources Limited (the issuer) for the interim period ending June 30, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  August 29, 2008

/s/ DAVID HENSTRIDGE
--------------------------------------
David Henstridge
President, Chief Executive Officer and
Acting Chief Financial Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------